Free Writing Prospectus
Registration Statement No. 333-173928
Filed Pursuant to Rule 433
Ford Credit AutoLease Two LLC (the “depositor”)
Ford Credit Auto Lease Trust 2011-A (the “issuer”)

This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-866-669-7629.

SAFE HARBOR - Ford Motor Credit Company LLC Automotive Related: Decline in industry sales volume, particularly in the United States or Europe, due to financial crisis, recession, geo-political events or other factors; Decline in Ford's market share or failure to achieve growth; Lower-than-anticipated market acceptance of new or existing Ford products; An increase in or acceleration of market shift beyond Ford's current planning assumptions from sales of trucks, medium- and large-sized utilities, or other more profitable vehicles, particularly in the United States; An increase in fuel prices, continued volatility of fuel prices, or reduced availability of fuel; Continued or increased price competition resulting from industry overcapacity, currency fluctuations or other factors; Adverse effects from the bankruptcy, insolvency, or government-funded restructuring of, change in ownership or control of, or alliances entered into by a major competitor; Economic distress of suppliers may require Ford to provide substantial financial support or take other measures to ensure supplies of components or materials and could increase Ford's costs, affect Ford's liquidity, or cause production constraints or disruptions; Work stoppages at Ford or supplier facilities or other interruptions of production; Single-source supply of components or materials; Restriction on use of tax attributes from tax law "ownership change"; The discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns, reputational damage or increased warranty costs; Increased safety, emissions, fuel economy or other regulation resulting in higher costs, cash expenditures and/or sales restrictions; Unusual or significant litigation, governmental investigations or adverse publicity arising out of alleged defects in Ford products, perceived environmental impacts, or otherwise; A change in Ford's requirements for parts where it has entered into long-term supply arrangements that commit it to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller ("take-or-pay contracts"); Adverse effects on Ford's results from a decrease in or cessation or clawback of government incentives related to capital investments; Adverse effects on Ford's operations resulting from certain geo-political or other events; Substantial levels of indebtedness adversely affecting Ford's financial condition or preventing Ford from fulfilling its debt obligations ; Ford Credit Related: A prolonged disruption of the debt and securitization markets; Inability to access debt, securitization or derivative markets around the world at competitive rates or in sufficient amounts due to credit rating downgrades, market volatility, market disruption, regulatory requirements or other factors; Higher-than-expected credit losses; Increased competition from banks or other financial institutions seeking to increase their share of financing Ford vehicles; Collection and servicing problems related to our finance receivables and net investment in operating leases; Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles; New or increased credit, consumer or data protection or other laws and regulations resulting in higher costs and/or additional financing restrictions; Imposition of additional costs or restrictions due to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") and its implementing rules and regulations; Changes in Ford's operations or changes in Ford's marketing programs could result in a decline in our financing volumes; Inability to obtain competitive funding; General: Fluctuations in foreign currency exchange rates and interest rates; Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities; Labor or other constraints on Ford's or our ability to maintain competitive cost structure; Substantial pension and postretirement healthcare and life insurance liabilities impairing Ford's or our liquidity or financial condition; Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates or investment returns); and Inherent limitations of internal controls impacting financial statements and safeguarding of assets. Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward- looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For additional discussion of these risk factors, see Item 1A of Part I of Ford's 2010 10-K Report and Item 1A of Part I of Ford Credit's 2010 10-K Report as updated by Ford's and Ford Credit's subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

DRAFT CONFIDENTIAL June 2011 Ford Credit Auto Lease Trust 2011-A Net Roadshow

FCALT 2011-A NET ROADSHOW TRANSACTION PARTICIPANTS AND POTENTIAL TIMING Issuer Depositor Servicer and Sponsor Joint-Lead Managers Accountants Indenture Trustee Owner Trustee Ford Credit Auto Lease Trust ("FCALT") 2011-A Ford Credit Auto Lease Two LLC Ford Motor Credit Company LLC Deutsche Bank Securities J.P. Morgan Morgan Stanley PricewaterhouseCoopers The Bank of New York Mellon U.S. Bank Trust National Association Potential Key Dates Item Monday, June 27th Announce Transaction Wednesday, June 29th Price Transaction Tuesday, July 5th Settlement Date Depending upon market conditions, the FCALT 2011-A transaction could be announced as early as Monday, June 27th Potential timing is as follows: June 2011 June 2011 June 2011 June 2011 June 2011 June 2011 June 2011 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 July 2011 July 2011 July 2011 July 2011 July 2011 July 2011 July 2011 S M T W T F S 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 35 26 27 28 29 30 31 Potential Key Dates Potential Key Dates Potential Key Dates Potential Key Dates Potential Key Dates Potential Key Dates

FCALT 2011-A plans to offer $755,129,000 of triple-A rated Class A notes. In addition, double-A rated Class B notes of $33,141,000 may be issued (1) FCALT 2011-A will be the first public term ABS issuance out of Ford Credit's lease securitization program. Ford Credit previously issued three Rule 144A term lease ABS transactions in 2009 and 2010 FCALT 2011-A will incorporate a senior/subordinate, sequential pay structure with four senior triple-A rated fixed rate notes, as well as a subordinate double-A rated fixed rate note The structure will remain sequential pay post-event of default FCALT 2011-A will use an exchange note legal structure as in previous Ford Credit lease securitizations The principal amount of the notes will be based on the securitization value of the leases. The securitization value of a lease is the sum of the present values of (1) the remaining scheduled monthly payments and (2) the base residual value of the related leased vehicle The base residual value for a leased vehicle is the lesser of the contract residual value and the ALG base residual value. For the majority (87.29%) of FCALT 2011-A leased vehicles, the contract residual value is greater than the ALG base residual value so the base residual value equals the ALG base residual value The discount rate applied to each lease is the greater of (1) 5.75% or (2) the contract rate The pool cutoff date is June 1, 2011. The first payment date will be July 15, 2011 Credit enhancement for the offered notes will consist of a reserve account, subordination, excess spread and overcollateralization FCALT 2011-A provides robust disclosure of collateral performance Credit loss and residual performance by vintage origination as shown in the Prospectus Supplement (Annex B) Quarterly supplemental reporting will be published which includes monthly residual performance by vehicle type and an updated payment schedule of the remaining leases -------------------------------------------------- (1) The Class A-1 notes will be issued under Rule 144A and the Class A-2, A-3 and A-4 notes will be issued publicly. The Class B notes may be issued under Rule 144A or retained by Ford Credit FCALT 2011-A NET ROADSHOW TRANSACTION SUMMARY

FCALT 2011-A NET ROADSHOW TRANSACTION STRUCTURE (2) At pricing speed of 100% prepayment assumption Class Class Class Class Class Over- A-1 Notes A-2 Notes A-3 Notes A-4 Notes B Notes collateralization Total Principal Amount $185,000,000 $290,000,000 $230,000,000 $50,129,000 $33,141,000 $158,601,982 $946,871,982 Class Split (1) 19.54% 30.63% 24.29% 5.29% 3.50% 16.75% Rating (Moody's/Fitch) P-1/F1+ Aaa/AAA Aaa/AAA Aaa/AAA Aa2/AA Offering 144A Public Public Public 144A WAL to Maturity (2) 0.32 1.15 1.85 2.35 Benchmark Interp. LIBOR EDSF EDSF Interp. Swaps Interp. Swaps Fixed/Floating Fixed Fixed Fixed Fixed Fixed Interest Accrual Method Act/360 30/360 30/360 30/360 30/360 Payment Frequency Monthly Monthly Monthly Monthly Monthly Principal Window 1-9 9-20 20-27 27-30 Expected Final 03/15/12 02/15/13 09/15/13 12/15/13 Legal Final 07/15/12 09/15/13 07/15/14 09/15/14 01/15/16 ERISA Eligible Yes Yes Yes Yes Yes (1) As a percent of initial total securitization value

FCALT 2011-A NET ROADSHOW
CLASS A CREDIT ENHANCEMENT

Ford FordCredit

	FCALT 2011-A[1]
Class B notes	3.50%
Overcollateralization	16.75%
Reserve Account - Initial	1.00%
Reserve Account - Target	2.50%
Total Hard Credit Enhancement for Class A notes – Initial	21.25%
Total Hard Credit Enhancement for Class A notes – Target	22.75%
Estimated Excess Spread per annum	3.60%

[1] As a percent of initial total securitization value

Slide 6

Continued strong performance of residuals are reflected in the ALG mark-to-market residual gains/(losses) as a percentage of base residual value 2.42% in FCALT 2011-A vs. 7.96% in FCALT 2010-B, (0.84%) in FCALT 2010-A and (8.17%) in FCALT 2009-A Broad distribution of residual maturities in FCALT 2011-A Maximum 9-month residual maturities of 38.08% in FCALT 2011-A vs. 38.77% in FCALT 2010-B, 34.90% in FCALT 2010-A and 45.61% in FCALT 2009-A Significant model diversification The top model (Edge) is only 16.26% of the pool The top 3 models are 42.08% of the pool The top 5 models are 59.75% of the pool The top 10 models are 84.27% of the pool Seasoned assets continue to be included in the FCALT transactions as a result of the random pool selection process 9.9 months in FCALT 2011-A vs. 12.5 months in FCALT 2010-B, 16.6 months in FCALT 2010-A and 9.6 months in FCALT 2009-A Diversification among vehicle type SUV and Truck concentration of 30.33% in FCALT 2011-A vs. 26.08% in FCALT 2010-B, 29.09% in FCALT 2010-A and 34.01% in FCALT 2009-A Sustained high weighted average FICO(r) scores 742 in FCALT 2011-A vs. 749 in FCALT 2010-B, 741 in FCALT 2010-A and 736 in FCALT 2009-A Comparable percentage of residual portion of securitization value to the prior two deals 64.03% in FCALT 2011-A vs. 63.62% in FCALT 2010-B and 67.70% in FCALT 2010-A FCALT 2011-A NET ROADSHOW COLLATERAL HIGHLIGHTS

(1) Weighted by the securitization value of each lease on the cutoff date FCALT 2011-A NET ROADSHOW COLLATERAL COMPOSITION FCALT 2011-A Number of leases 40,830 Initial total securitization value $946,871,982 Residual portion of initial total securitization value $606,269,343 Residual portion as a % of initial total securitization value 64.03% Base monthly payments plus base residual value $1,042,332,619 Base residual value $678,187,336 Base residual value as a % of base monthly payments plus base residual value 65.06% Base residual value as a % of initial total securitization value 71.62% Weighted average remaining term 23.8 months(1) Weighted average original term 33.7 months(1) Weighted average FICO(r) score 742(1) Minimum discount rate 5.75%

FCALT 2011-A NET ROADSHOW COLLATERAL STRATIFICATION - ORIGINAL TERM

FCALT 2011-A NET ROADSHOW COLLATERAL STRATIFICATION - GEOGRAPHIC DISTRIBUTION (1) States representing greater than 3.00% of initial total securitization value based on the billing address of the lessee on the cutoff date

FCALT 2011-A continues to have broad diversification by vehicle type FCALT 2011-A NET ROADSHOW COLLATERAL STRATIFICATION - VEHICLE TYPE FCALT 2011-A FCALT 2010-B FCALT 2010-A

FCALT 2011-A NET ROADSHOW COLLATERAL STRATIFICATION - VEHICLE MAKE

FCALT 2011-A pool features significant model diversification FCALT 2011-A top model concentrations by securitization value: Top 1: 16.26% Top 3: 42.08% Top 5: 59.75% FCALT 2011-A NET ROADSHOW COLLATERAL STRATIFICATION - VEHICLE MODEL (1) Models representing greater than 1.00% of initial total securitization value

FCALT 2011-A NET ROADSHOW PAYMENT SCHEDULE This payment schedule will be updated quarterly and posted on the Ford Credit website: www.fordcredit.com/institutionalinvestments/index.jhtml

(1) Total hard credit enhancement is the projected level of overcollateralization, subordination and reserve account balance divided by the total securitization value, calculated using a zero loss, zero prepay assumption Because the enhancement for FCALT 2011-A as a percentage of the pool balance increases during the transaction, the amount of residual stress that each transaction can support increases dramatically over time The inclusion of seasoned leases in the pool causes the enhancement to increase rapidly early in the life of the transaction By the time the maturities are peaking in months 19-21, enhancement is expected to build to over 36% The maturities are well-distributed and a mix of vehicle types mature in each period - maximum 9 month maturities are 38% FCALT 2011-A NET ROADSHOW RESIDUAL MATURITY vs. ENHANCEMENT BUILD Class A-1 Paid Down Class A-2 Paid Down Class A-3 Paid Down Class A-4 Paid Down Residual Maturity Profile vs. Hard Credit Enhancement for Class A Notes (1)

FCALT 2011-A NET ROADSHOW CREDIT ENHANCEMENT BUILD FCALT 2010-B, FCALT 2010-A and FCALT 2009-A The overcollateralization is non-declining and increases as a percentage of the remaining pool balance over time. This provides additional protection to investors as the notes amortize (1) Equals hard credit enhancement as a percent of remaining securitization value Credit Enhancement (1)

FCALT 2011-A NET ROADSHOW RESIDUAL BREAKEVEN ANALYSIS The tables show the percentage of base residual loss, after defaults, that can be sustained before the notes incur a loss at varying turn-in rates and multiples of base case credit losses 17 Slide • 0% prepayments • 40% / 40% / 20% (year 1 / 2 / 3) distribution for losses • 2 month lag on recovery of residuals • 50% charge - off recoveries (with a 3 month lag on recoveries) Assumptions: • Base net credit loss of 1.00% of initial total securitization value • Estimated 3.60% excess spread per annum • Includes 16.75% of OC, 3.50% of subordinated notes, and 1.00% cash reserve growing to 2.50% (1) After stress defaults Class A-1 Notes Class A-3 Notes Cumulative Net Credit Loss Cumulative Net Credit Loss Cumulative Net Credit Loss Cumulative Net Credit Loss Cumulative Net Credit Loss Cumulative Net Credit Loss Net Loss % 1.00% 3.00% 5.00% Net Loss % 1.00% 3.00% 5.00% Turn-in Rate (1) 1x 3x 5x Turn-in Rate (1) 1x 3x 5x 70% 100.0% 100.0% 100.0% 70% 64.5% 61.7% 59.1% 80% 100.0% 100.0% 100.0% 80% 56.5% 53.9% 51.7% 90% 100.0% 100.0% 100.0% 90% 50.2% 48.0% 46.0% 100% 100.0% 100.0% 100.0% 100% 45.2% 43.2% 41.4% Class A-2 Notes Class A-4 Notes Cumulative Net Credit Loss Cumulative Net Credit Loss Cumulative Net Credit Loss Cumulative Net Credit Loss Cumulative Net Credit Loss Cumulative Net Credit Loss Net Loss % 1.00% 3.00% 5.00% Net Loss % 1.00% 3.00% 5.00% Turn-in Rate (1) 1x 3x 5x Turn-in Rate (1) 1x 3x 5x 70% 100.0% 100.0% 100.0% 70% 53.9% 50.6% 47.1% 80% 99.2% 99.4% 100.0% 80% 47.1% 44.2% 41.2% 90% 88.2% 88.4% 89.6% 90% 41.9% 39.3% 36.6% 100% 79.4% 79.5% 80.7% 100% 37.7% 35.4% 33.0%

FCALT 2011-A NET ROADSHOW FORD CREDIT'S U.S. MANAGED LEASE PORTFOLIO - AVERAGE PORTFOLIO OUTSTANDING The reduction in lease originations from 2009-2011 will result in fewer lease maturities and lower supply of returned vehicles from 2011-2014

Cumulative Net Credit Loss by Year of Origination(1) (1) As a percent of total acquisition cost FCALT 2011-A NET ROADSHOW FORD CREDIT'S U.S. LEASE PORTFOLIO - VINTAGE ORIGINATION LOSS DATA 2004 2005 2006 2007 2008 2009 2010 Line 8 Line 9 Line 10 Line 11 Line 12 Line 13 Line 14 Line 15 Line 16 0 0 0 0 0 0 0 0 200 1 0 0 0 0 0 0 0 260 2 0.0001 0.0001 0.0001 0.0001 0.0001 0.0001 0 195 3 0.0003 0.0002 0.0002 0.0002 0.0002 0.0001 0.0001 275 4 0.0004 0.0003 0.0004 0.0004 0.0004 0.0002 5 0.0006 0.0005 0.0007 0.0007 0.0007 0.0003 6 0.0009 0.0008 0.0011 0.001 0.0011 0.0004 7 0.0012 0.001 0.0013 0.0014 0.0016 0.0006 8 0.0014 0.0012 0.0016 0.0018 0.002 0.0007 9 0.0017 0.0015 0.0019 0.0021 0.0023 0.0008 10 0.0019 0.0017 0.0022 0.0026 0.0026 0.0009 11 0.0022 0.002 0.0025 0.003 0.0029 0.0011 12 0.0025 0.0023 0.0029 0.0034 0.0032 0.0012 13 0.0028 0.0026 0.0032 0.0039 0.0035 0.0012 14 0.0031 0.0029 0.0037 0.0044 0.0039 0.0013 15 0.0034 0.0032 0.0041 0.0049 0.0042 0.0014 16 0.0037 0.0034 0.0045 0.0054 0.0045 17 0.004 0.0038 0.005 0.0059 0.0049 18 0.0043 0.0041 0.0054 0.0064 0.0052 19 0.0046 0.0044 0.0059 0.0069 0.0055 20 0.0049 0.0047 0.0065 0.0075 0.0059 21 0.0053 0.0051 0.007 0.008 0.0063 22 0.0057 0.0055 0.0077 0.0086 0.0066 23 0.0061 0.0062 0.0088 0.0094 0.0073 24 0.0067 0.007 0.01 0.0106 0.0083 25 0.007 0.0073 0.0105 0.0109 0.0085 26 0.0074 0.0077 0.0112 0.0113 0.0089 27 0.0076 0.008 0.0117 0.0117 0.0091 28 0.0079 0.0084 0.0122 0.012 29 0.0082 0.0087 0.0127 0.0125 30 0.0085 0.0091 0.0133 0.0129 31 0.0087 0.0093 0.0136 0.013 32 0.009 0.0095 0.0139 0.0132 33 0.0093 0.0098 0.0143 0.0134 34 0.0096 0.0102 0.0146 0.0136 35 0.0102 0.011 0.0152 0.0141 36 0.011 0.0118 0.0161 0.0149 37 0.0111 0.0119 0.0162 0.0151 38 0.0116 0.0123 0.0167 0.0155 39 0.012 0.0126 0.0172 0.0159 40 0.0121 0.0127 0.0173 41 0.0122 0.0129 0.0175 42 0.0124 0.013 0.0176 43 0.0125 0.013 0.0176 44 0.0125 0.0131 0.0176 45 0.0125 0.013 0.0176 46 0.0126 0.013 0.0175 47 0.0128 0.0131 0.0175 48 0.0129 0.0132 0.0175 49 0.0129 0.0131 0.0174 50 0.0129 0.0131 0.0173 51 0.0129 0.013 0.0173 52 0.0129 0.013 53 0.0128 0.013 54 0.0128 0.0129 55 0.0128 0.0129 56 0.0127 0.0129 57 0.0127 0.0128 58 0.0126 0.0128 59 0.0126 0.0127 60 0.0126 0.0127

(1) As a percent of initial total securitization value FCALT 2010-B, FCALT 2010-A and FCALT 2009-A Cumulative Net Credit Losses (1) Through May 31, 2011 CUMULATIVE LOSSES BY DEAL FCALT 2011-A NET ROADSHOW 2009-A 2010-A 2010-B

FCALT 2011-A NET ROADSHOW FORD CREDIT'S U.S. LEASE PORTFOLIO - CREDIT PERFORMANCE

FCALT 2011-A NET ROADSHOW MANHEIM USED VEHICLE VALUE INDEX Source: Manheim Consulting Data through April 30, 2011

Residual Gain /(Loss) per Returned Vehicle as a % of ALG Residual Value RESIDUAL GAIN/(LOSS) BY POOL FCALT 2009-A FCALT 2010-A Residual performance on recent transactions has resulted in significant gains for all vehicle types Residual performance for the managed portfolio vs. ALG Residual Values resulted in an approximate 22% gain through the first three months of 2011 (see slide 25) The recent residual performance is significantly higher than the positive ALG mark-to-market in the FCALT 2011-A pool (2.42% of base residual value) The above residual performance information will continue to be updated quarterly for each outstanding lease transaction and posted on Ford Credit's website: www.fordcredit.com/institutionalinvestments/index.jhtml

This table only includes information regarding leases that were originated after 2002. As a result, the information shown for the earlier years is not comparable to the performance of a mature portfolio and may not be meaningful. FCALT 2011-A NET ROADSHOW FORD CREDIT'S U.S. LEASE PORTFOLIO - RESIDUAL PERFORMANCE

Another quarter of growth, profitability, and positive Automotive operating- related cash flow Volume up 12% and net revenue up 18% compared with a year ago Seventh consecutive quarter of pre-tax operating profit -- $2.8 billion, up over 40% from a year ago* Each Automotive segment and Financial Services are profitable Net income of $2.6 billion, $466 million better than a year ago Automotive operating-related cash flow of $2.2 billion* Continued to reduce Automotive debt as core business strengthened Launched more vehicles customers want and value Managing Japan impact Investing for the future and profitable growth for all * Excludes special items FCALT 2011-A NET ROADSHOW 2011 FIRST QUARTER OVERVIEW

2011 Lincoln MKX 2012 Ford C-MAX 2011 Ford Fiesta 2012 Ford Focus 2011 Explorer Ford Vertrek (Concept) FCALT 2011-A NET ROADSHOW PRODUCT HIGHLIGHTS